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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
              RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 5)*


                             Carmike Cinemas, Inc.
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                                (Name of Issuer)


                     Common Stock, $.03 par value per share
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                         (Title of Class of Securities)


                                   1434364000
                              -------------------
                                 (CUSIP Number)


                                January 31, 2002
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                             [ ] Rule 13d-1(b)
                             [X] Rule 13d-1(c)
                             [ ] Rule 13d-1(d)


---------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.                 143436  40  0


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(1)  Names of reporting persons
     I.R.S. Identification No. of above persons (entities only)

                              Carl L. Patrick, Jr.

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(2)  Check the appropriate box if a member of a group*                (a) [ ]
                                                                      (b) [ ]
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(3)  SEC use only

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(4)  Citizenship or place of organization         United States of America

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                  (5)  Sole Voting Power         118,483
Number of
Shares            -------------------------------------------------------------
Beneficially
Owned by          (6)  Shared Voting Power           136
Each
Reporting         -------------------------------------------------------------
Person
With              (7)  Sole Dispositive Power    118,483

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                  (8)  Shared Dispositive Power      136

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(9)  Aggregate amount beneficially owned by each reporting person    118,619

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(10) Check box if the aggregate amount in row (9) excludes certain shares  [ ]

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(11) Percent of class represented by amount in row (9)       1.318 %

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(12) Type of reporting person                   IN

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         This Amendment No. 5 is filed in part to report changes in Carl L.
Patrick, Jr.'s ownership of the voting equity securities of Carmike Cinemas, Inc. which resulted from its reorganization under Chapter 11 of the Bankruptcy Code. On January 4, 2002, the United States Bankruptcy Court of the District of Delaware entered on order confirming Carmike Cinemas, Inc.'s Amended Joint Plan of Reorganization, which became effective January 31, 2002. Pursuant to the Amended Joint Plan of Reorganization, on January 31, 2002, each share of pre-reorganization Class A or Class B Common Stock was converted into approximately .194925 shares of post-reorganization common stock. A copy of the Amended Joint Plan of Reorganization is filed as Exhibit 99 to Carmike Cinema's, Inc.'s Current Report on Form 8-K dated November 19, 2001 and the Confirmation Order for the Amended Joint Plan of Reorganization is filed as
Exhibit 99.1 to Carmike Cinema's, Inc.'s Current Report on Form 8-K filed on January 22, 2002.

ITEM 1.

         (A)      NAME OF ISSUER

                  Carmike Cinemas, Inc.

         (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  1301 First Avenue
                  Columbus, Georgia 31901

ITEM 2.

         (A)      NAME OF PERSON FILING

                  The name of the person filing this statement: Carl L. Patrick, Jr.

         (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                  c/o Carmike Cinemas, Inc.
                  1301 First Avenue
                  Columbus, Georgia 31901

         (C)      CITIZENSHIP

                  Carl L. Patrick, Jr. is a citizen of the United States of America.

         (D)      TITLE OF CLASS OF SECURITIES

                  Common Stock, $.03 par value per share

         (E)      CUSIP NUMBER

                  143436 40 0


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ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
         (C), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable

ITEM 4.  OWNERSHIP

         (a)      Amount beneficially owned as of January 31, 2002: 118,619
                  shares (1)

         (b)      Percent of Class: 1.318% (2)

         (c)      Number of shares as to which such person has:

         (ii)     sole power to vote or to direct the vote: 118,483 shares

         (iii)    shared power to vote or to direct the vote: 136 shares

         (iii)    sole power to dispose or to direct the disposition of:
                  118,483 shares

         (iv) shared power to dispose or to direct the disposition of: 136 shares

(1) Includes 39 shares of common stock held by Carl L. Patrick, Jr.'s wife and 97 shares of common stock held by Carl L. Patrick, Jr. as custodian for his minor child; Mr. Patrick has voting and investment power over the securities he holds as custodian but disclaims beneficial ownership thereof. Excludes 11,613 shares of common stock held in trust for Carl L. Patrick, Jr. by his mother F. W. Patrick, as trustee, the remainder interest of which Carl L. Patrick has purchased. Prior to reorganization, each share of Class B Common Stock was convertible into one share of Class A common stock (as previously disclosed on amendments to this Schedule 13 G). As part of the Amended Joint Plan of Reorganization, each share of pre-reorganization Class A and Class B Common Stock converted into approximately .194925 shares of post-reorganization common stock.

(2) Calculation is based upon approximately 9,000,000 shares of common stock outstanding as of January 31, 2002.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable


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ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10. CERTIFICATIONS

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 4, 2002



                                              /s/ Carl L. Patrick, Jr.
                                    -------------------------------------------
                                                 Carl L. Patrick, Jr.